[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

June 18, 2007



U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:             Jackson National Separate Account - I
                File Nos. 333-136472 and 811-08664
                CIK: 0000927730
                Accession Number: 0000927730-07-000169

Dear Commissioners:

We are writing to request withdrawal of a withdrawal request filed previously pursuant to Rule 477 under the Securities Act of 1933. It has been determined that the filing did not contain all required representations. A subsequent Form AW will be filed.

Please call me at 517-367-3835 if you have any questions.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Senior Attorney